17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel
 Magal Security Systems Reports 17% Sequential Revenue Growth in the
Second Quarter of 2010 Over the First Quarter of 2010

YAHUD, ISRAEL, September 1, 2010 -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced that revenues for the three month period ended June 30, 2010 grew 17%  as compared to the first quarter of 2010.

Revenues for the second quarter of 2010 totaled US$11.4 million as compared with $9.8 million for the first quarter of 2010.  The net loss for the second quarter of 2010 totaled $1.5 million, or $0.15 per share, a decline of 35.0% from US$2.4 million, or $0.23 per share, in the first quarter.

Gross margins for the quarter were 31.7%, down from 37.4% in the first quarter.  The decline in gross margins is due primarily to changes in the mixture between product and project sales.

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “We were pleased with the revenue growth and reduction in the net loss for the quarter.  We recently announced the receipt $5.5 million in new orders which included $4.3 million of orders in Israel, indicating that our strategic plan is starting to show early success.  We also recently announced our second win to provide security solutions for airports in China, solidifying our position as the leader in this important market.  In addition, we are seeing positive signs from the important markets in Western Europe and the UK.  We believe that based on these positive signs, Magal expects to continue revenue growth for the balance of 2010.

“With the new cash infusion which was approved at the recent extraordinary shareholders meeting, I believe that Magal is now well-positioned to expand its sales efforts as well as seek acquisitions which will solidify our leadership in the perimeter security market,” concluded Mr. Livneh.

Revenues for the six months ended June 30, 2010 were US$21.2 million, a 3.0% decrease compared with the comparable period last year. Net loss for the six months period ended June 30, 2010 was US$3.9 million, or $0.38 per share, compared with a net loss of US$2.1 million, or $0.20 per share, in the same period last year.

The Company will host a conference call today at 10:00 am ET, 5:00 pm Israel time. On the call, management will review and discuss the results and will be available to answer investor questions.

To access the conference call, please dial one of the following numbers:
    US: 1-888-668-9141
    International: +972-3-9180609
    Israel: 03-9180609

17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

A replay of the conference call will be available from the day after the call. The replay can be accessed on the Magal website at: http://www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward- looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

For more information: Magal Security Systems Ltd. Ilan Ovadia, CFO Tel: +972 (3) 539-1444 E-mail: ilano@magal-s3.com Web: www.magal-s3.com	Financial Communication Public & Investor Relations Hadas Friedman Tel: +972-3-695-4333 Ext. 6 E-mail: hadas@fincom.co.il Web: www.fincom.co.il

17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

Three months ended June 30, 2010

Revenues	11,430

Cost of revenues	7,802

Gross profit	3,628
Operating expenses:
Research and development, net	1,059
Selling and marketing	2,156
General and administrative	2,105

Total operating expenses	5,320

Operating loss	(1,692)
Financial expenses (income), net	(110)

Loss before income taxes	(1,582)
Income tax	20

Net loss	(1,562)

Net income (loss) attributable to non-controlling interest	(15)
Net income (loss) attributable to Magal Ltd. shareholders	(1,547)
Basic net loss per share	$(0.15)

Three months ended June 30, 2010%

Gross margin	31.7
Research and development, net as a % of revenues	9.3
Selling and marketing as a % of revenues	18.9
General and administrative as a % of revenues	18.4
Operating margin	(14.8)
Net margin before tax	(13.8)
Net margin	(13.5)

17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Six Months Ended June 30,
	2010	2009	% change

Revenue	21,204	21,870	(3.0)

Cost of revenue	13,916	13,231	5.2

Gross profit	7,288	8,639	(15.6)
Operating expenses:
Research and development, net	2,155	2,305	(6.5)
Selling and marketing	4,545	4,801	(5.3)
General and administrative	3,875	3,840	0.9
Total operating expenses	10,575	10,946	(3.4)

Operating loss	(3,287)	(2,307)
Financial expense, net	659	226

Loss from continuing operations before income taxes	(3,946)	(2,533)
Income tax	20	344

Net loss from continuing operations	(3,926)	(2,189)
Discontinued operations, net	-	63
Net loss	(3,926)	(2,126)

Basic and diluted net loss per share	(0.38)$	(0.20)$

	Six Months Ended June. 30,
	2010%	2009%

Gross margin	34.4	39.5
Research and development, net as a % of revenues	10.2	10.5
Selling and marketing as a % of revenues	21.4	22.0
General and administrative as a % of revenues	18.3	17.6
Operating margin	(15.5)	(10.5)
Net margin after discontinued operation	(18.5)	(9.7)

17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$4,768	$11,869
Short term bank deposits	-	1,807
Restricted deposit	2,965
Trade receivables	12,608	12,328
Unbilled accounts receivable	4,795	5,892
Other accounts receivable and prepaid expenses	4,079	1,573
Deferred income taxes	307	272
Inventories	10,175	10,912
Total current assets	39,697	44,653

Long term investments and receivables:
Long-term trade receivables	1,565	1,753
Long-term loans	200	200
Long-term deposits	50	40
Severance pay fund	2,105	2,476
Total long-term investments and receivables	3,920	4,469

PROPERTY AND EQUIPMENT, NET	8,747	9,178

OTHER ASSETS, NET	279	269

GOODWILL	1,895	2,053

ASSETS ATTRIBUTED TO DISCONTINUED OPERATION	-	28

Total assets	$54,538	$60,650

CURRENT LIABILITIES:
Short-term bank credit	$7,534	$8,234
Current maturities of long-term bank debt	661	1,824
Trade payables	2,490	4,018
Other accounts payable and accrued expenses	12,111	10,110
Total current liabilities	22,796	24,186

LONG-TERM LIABILITIES:
Long-term bank debt	216	548
Accrued severance pay	3,171	3,562
Total long-term liabilities	3,387	4,110

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATION	-	45

SHAREHOLDERS' EQUITY	28,355	32,309

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,538	$60,650
Total bank debt to total capitalization	0.30	0.33
Current ratio	1.74	1.85